UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in accordance with the provisions of the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

As a result of the Supervisory Review and Evaluation Process (SREP), the European Central Bank (ECB) has communicated to BBVA the minimum capital requirements for the year 2023.

BBVA shall maintain at the consolidated level, as of January 1, 2023, a total capital ratio of 12.97% and a CET1 capital ratio of 8.72%. These capital ratios include a consolidated Pillar 2 requirement of 1.71%, of which 0.21%1 is determined on the basis of the ECB’s prudential provisioning expectations which, as of January 1, 2023 will no longer be treated as a deduction from CET12. Of this Pillar 2 requirement of 1.71% at the consolidated level, a minimum of 0.96% shall be met with CET1.

In addition, BBVA shall maintain, as of January 1, 2023 at the individual level, a total capital ratio of 12.01% and a CET1 capital ratio of 7.85%. These ratios include a Pillar 2 requirement at the individual level of 1.5%, of which at least 0.84% shall be met with CET1.

Below is a table summarizing the minimum regulatory capital requirements applicable to BBVA at both the consolidated and individual level:

Capital requirements	BBVA Consolidated		BBVA S.A. (individual)
	CET 1	Total capital	CET 1	Total capital

Pillar 1	4.50%	8.00%	4.50%	8.00%

Pillar 2 (P2R)	0.96%	1.71%	0.84%	1.50%

Conservation buffer	2.50%	2.50%	2.50%	2.50%

Other Systemic Important Institution buffer	0.75%	0.75%	0%	0%

Countercyclical buffer	0.01%	0.01%	0.01%	0.01%

Total capital requirements	8.72%	12.97%	7.85%	12.01%

Madrid, December 15th, 2022

1 Of this 0.21% at the consolidated level, a minimum of 0.12% shall be met with CET1.

2 This deduction at the consolidated level represents, as of September 30, 2022, 0.19% of CET1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: December 15, 2022
By: /s/ Eduardo Ávila Zaragoza

Name: Eduardo Ávila Zaragoza
Title: Head of supervisory relations